SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

ViroPharma Incorporated

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

928241108

(CUSIP Number)

October 4, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,339,302
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,339,302
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,339,302
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Based on 65,908,911 shares of common stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on October 31, 2013.

Page 2 of 10 Pages

CUSIP No. 928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors (GP), LLC 46-37147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,339,302
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,339,302
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,339,302
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 65,908,911 shares of common stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on October 31, 2013.

Page 3 of 10 Pages

CUSIP No.  928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,398,523
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,398,523
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,398,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 65,908,911 shares of common stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on October 31, 2013.

Page 4 of 10 Pages

CUSIP No. 928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,398,523
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,398,523
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,398,523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 65,908,911 shares of common stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on October 31, 2013.

Page 5 of 10 Pages

CUSIP No. 928241108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,221
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 59,221
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 65,908,911 shares of common stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on October 31, 2013.

Page 6 of 10 Pages

Amendment No. 14 to Schedule 13G

This Amendment No. 14 to Schedule 13G amends and supplements the previously filed Schedules 13G filed by Julian C. Baker, Felix J. Baker, Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”) and FBB Associates (“FBB”) (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 14 are incorporated herein reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds (as defined below), which may be deemed to be indirectly beneficially owned by the Reporting Persons. Such shares of Common Stock are directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”). In addition, Felix J. Baker and Julian C. Baker may be deemed to indirectly beneficially own 59,221 shares of Common Stock directly held by FBB.

Name	Number of Shares of Common Stock
667, L.P.	502,909
Baker Brothers Life Sciences, L.P.	3,738,516
14159, L.P.	89,882
Total	4,331,307

Pursuant to the amended and restated management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be indirect beneficial owners of shares of Common Stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Page 7 of 10 Pages

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2013

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 9 of 10 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of ViroPharma Incorporated is being filed with the Securities and Exchange Commission on behalf of each of them.

November 12, 2013

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 10 of 10 Pages